August 14, 2006

To: All Applicable Commissions and Stock Exchanges

Dear Sirs:

Re: Bema Gold Corporation

We confirm that the following material was sent by first class mail on August 14, 2006 to those registered and non-registered shareholders of Bema Gold Corporation who completed and returned a supplemental mail list card requesting receipt of Interim Financial Statements:

1.	Financial Statements for the six months ended June 30, 2006 / Management’s Discussion and Analysis.

Yours truly,

BEMA GOLD CORPORATION

"Jessica Marston"

Jessica Marston
Legal Secretary